NS Additional Listing

BLOCK LISTING OF SHARES

UNILEVER PLC

Released 07:00:10 13 March 2024

RNS Number : 5999G
Unilever PLC
13 March 2024

13 March 2024

Unilever PLC
(the "Company")

Block listing of shares

Application has been made to the Financial Conduct Authority ("**FCA**") and the London Stock Exchange ("**LSE**") for a block listing of 10,000,000 ordinary shares of 3 1/9 pence each in the Company (the "**New Ordinary Shares**"). The New Ordinary Shares will be allotted to trade on the Main Market of the LSE and be admitted to the premium listing segment of the Official List of the FCA upon allotment pursuant to the Company's obligations under its employee share schemes: the Unilever Share Plan 2017 (including the Unilever North America Omnibus Equity Compensation Plan) and the SHARES Plan (the "**Plans**"). The New Ordinary Shares will be issued and allotted from time to time for the purpose of satisfying the vesting of awards under the Plans. The New Ordinary Shares will rank equally with the existing issued ordinary shares of the Company. Admission of the New Ordinary Shares is expected on 14 March 2024.

Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY
United Kingdom

Press-Office.London@Unilever.com

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